DOUBLE HULL TANKERS, INC.
26 NEW STREET
ST. HELIER, JERSEY JE23RA
CHANNEL ISLANDS
TEL: + 44 1534 639759

January 19, 2007

Joshua Ravitz
Sara D. Kalin
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:                   Double Hull Tankers, Inc.
Registration Statement on Form F-1 filed  (File No. 333-136365)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Double Hull Tankers, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be declared effective at 10:30 a.m., Eastern Daylight Time, on Tuesday, January 23, 2007, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As soon as the Commission has declared such Registration Statement effective, please call Frank X. Schoen at Cravath, Swaine & Moore LLP at (212) 474-1778, and then send written confirmation to the addresses listed on the cover of the Registration Statement.

Sincerely,

/s/ Ole Jacob Diesen
Ole Jacob Diesen
Chief Executive Officer